

Mail Stop 3561

March 17, 2017

Mr. Mark Breitbard
Chief Executive Officer
The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105

  Re: The Gymboree Corporation
    Form 10-K for Transition Period Ended July 30, 2016
    Filed October 28, 2016
    File No. 000-21250

Dear Mr. Breitbard:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Transition Period Ended July 30, 2016

Management's Discussion and Analysis
Earnings Before Interest, Taxes, Depreciation and Amortization (Non-GAAP measure), page 29

1. Please tell us how you concluded that the amounts in the acquisition-related adjustments reconciling item were appropriately excluded from your non-GAAP measures (e.g., adjusted EBITDA, adjusted gross margin and adjusted SG&A) presented here and in your Item 2.02 Forms 8-K filed October 25, 2016 and December 8, 2016. It appears that in each period presented you may be reversing a portion of your GAAP rental expense and removing recurring cash operating expenses, like sponsor fees and other costs. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Questions 100.01 and 100.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2. Please tell us and disclose in greater detail the nature and amounts of the items included in the reconciling item titled Other. Footnote (c) to the reconciliation references

restructuring charges and non-recurring changes in reserves, but it is not clear where these items are further discussed in the filing.

Financial Statements

Note 18. Segment Information, page 70

3.   Please disclose your revenues by product offering. Refer to ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or myself at (202) 551-3769, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining